Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year					Three months
	2009	2010	2011	2012	2013	31-Mar-13	31-Mar-14
Earnings Available for Fixed Charges
Income before income taxes	$97,778,804	$110,637,386	$137,115,984	$154,922,341	$142,696,776	$28,271,190	$36,955,811
Plus:
Fixed Charges	805,498	1,109,824	1,460,126	10,535,431	25,136,349	5,457,484	5,433,744
Minus:
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	83	—	(151)	—

Income before income taxes and fixed charges	$98,584,302	$111,747,211	$138,576,110	$165,457,690	$167,833,125	$33,728,825	$42,389,556

Fixed Charges
Interest component of rental expense (a)	$729,654	$1,005,735	$1,312,831	$1,490,146	$2,807,864	$274,452	$238,076
Interest Expense	75,844	104,089	147,295	9,045,285	22,328,485	5,183,032	5,195,668

Total Fixed Charges	$805,498	$1,109,824	$1,460,126	$10,535,431	$25,136,349	$5,457,484	$5,433,744

Ratio of Earnings to Fixed Charges	122.4	100.7	94.9	15.7	6.7	6.2	7.8

(a) Represents one-third of total rental expense